Part II, Item 5(a)

BCI offers its clients a wide range of electronic order handling and execution products on its electronic trading platform. Products and services relevant to the means of entry into the ATS (as further described in Part III, Item 5) are Barclays' algorithms and order router, direct ~~access~~connection to LX and the order entry gateway provided by QPS. Barclays also offers various informational tools that provide clients with online access to information about their orders and that allow clients to configure their electronic trading profile. Portfolio WebBench is a proprietary software suite that allows clients to monitor their trade flow in near real-time and to access detailed reporting of both routing and LX results. SPECS is an online client interface where clients may view, verify and request changes to their order handling settings with Barclays. BCI also offers all clients a variety of information and reports regarding their own orders. This information includes information as to execution venues, percentage of order flow executed in various venues, crossing rates in LX, percentage of order flow executed against various Subscriber Types (described in Part III, Item 13), and a client's algorithmic and router settings. Barclays publishes monthly aggregated and anonymized statistics related to LX on its website (as described in Part III, Item 26). BCI offers the products and services described above to its clients and, through its Affiliates, to clients of those Affiliates trading US listed securities. To access these products and services, Clients must be on-boarded as clients of the Barclays Equities business. Use of these products and services is governed by relevant contractual agreements, which contain no specific terms and conditions for routing orders to LX. Additional information regarding the terms and conditions for use of LX is provided in Part III, Items 2 and 3.